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                              [Flagstar Letterhead]


August 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Angela Jackson, Staff Accountant


         Re:   Flagstar Bancorp, Inc.
               Form 8-K filed June 15, 2005
               File No. 1-16577


Dear Ms. Jackson:

     We are writing in response to your letter dated July 22, 2005 regarding our Current Report on Form 8-K filed June 15, 2005. We have set forth below our responses to your comments, in each case preceded by a reproduction of the corresponding comment.

Comment 1.     From your disclosures in the second bullet of the fourth
               paragraph, it appears that your certifying officers continue to believe that your disclosure controls and procedures were effective as of March 31, 2005 and that their conclusion in your Form 10-Q/A filed June 16, 2005 that such controls were ineffective was solely the result of your independent auditor, Grant Thornton's, position. Furthermore, the last two sentences of your Form 8-K make the actual conclusions of your certifying officers unclear. Please revise your Form 8-K to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005. Tell us your basis for such conclusion.

Response 1.    In response to your comment, we will amend the second bullet of the fourth paragraph to read as follows:

               "In Item 4 of the Company's Quarterly Report on Form 10-Q, which the Company filed with the Securities and Exchange Commission on May 10, 2005 (the "Form 10-Q"), the Company reported that based upon a review and evaluation of the effectiveness of the Company's disclosure controls and procedures as of March 31, 2005, its principal executive and financial officers concluded that the Company's disclosure controls and procedures, as designed and implemented, were operating effectively as of that date. Grant Thornton has informed the Company that management's conclusion regarding disclosure controls may be materially misstated. After further consideration, the Company's principal executive and financial officers


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               determined that the Company's disclosure controls and procedures were not operating effectively as of that date because several of the material weaknesses to internal controls that were identified in its Form 10-K for the year ended December 31, 2004 were still being remediated at March 31, 2005. The Company amended its Form 10-Q for the quarter ended March 31, 2005 to expressly reflect this conclusion."

Comment 2.     In the event that you continue to believe that your disclosure controls and procedures were effective as of March 31, 2005 but were determined to be ineffective based on Grant Thornton's position, please revise to report this event as a disagreement under Item 304 (a)(1)(iv) of Regulation S-K.

Response 2.    As set forth in Response 1 above, the above-referenced Form 8-K will be amended to expressly state that our principal executive and financial officers determined that the disclosure controls and procedures were not effective as of March 31, 2005.

     Additionally, Flagstar Bancorp, Inc. hereby acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As discussed, the disclosures contained in the Form 8-K filed on June 15, 2005 and previously agreed to by Grant Thornton LLP have not been modified. As such, Grant Thornton LLP's letter dated June 15, 2003 and attached as Exhibit
16.1 to the Form 8-K filed on June 15, 2005 is incorporated into the Form 8-K/A by reference.

     We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (248) 312-5580.



                                               Sincerely,



                                               FLAGSTAR BANCORP, INC.


                                               /s/ Paul D. Borja
                                               ---------------------------------
                                               By:  Paul D. Borja
                                               Its: Executive Vice President and
                                                    Chief Financial Officer